

Jiarui Li, PhD, PMP, EMBA · 3rd

Innatrix

CEO at Innatrix, Inc.

Raleigh-Durham-Chapel Hill Area · **Contact info**

500+ connections

Message   (More)

Featured



#biotechnology #entrepreneur #agtech

Innatrix Awarded $224,594 NSF Grant to Develop Crop Protection Technology Platform

ncbiotech.org · 3 min read

👍 🌿 😊 29 · 23 comments

About Innatrix

Innatrix

Innatrix is

Experience



Innatrix

3 yrs 2 mos

CEO
Full-time
Nov 2020 – Present · 7 mos
Raleigh-Durham-Chapel Hill Area

Innatrix is an early-stage agricultural biotechnology company developing sustainable biological and chemical products to control untreatable crop diseases, pests and weeds (https://www.innatrix.com/). Innatrix has a strong and dedicated team: scientists, engineers, scientific and business advisors, consultants, attorney, IP, accountants. We have received a U.S. patent to protect our key protein evolution technology. We are funded by a NSF SBIR grant and One NC small business program, and found our market fit after going through the rigorous NSF I-Corps program.

...see more

Research Director & Senior Scientist
Full-time
Apr 2018 – Oct 2020 · 2 yrs 7 mos
Raleigh-Durham, North Carolina Area

• Developed solid business plan, scientific strategy and research infrastructure

• Developed solid business plan, scientific strategy and research infrastructure
• Managing projects with 8 internal and external members under budgets and within timeline
• Secured 3 strategic partners and brought one venture capitalist on board
• Developed 2 proprietary protein evolution systems   ...see more



Project Manager and R&D Scientist

J.R. Simplot Company
Jan 2017 – Apr 2018 · 1 yr 4 mos
Boise, Idaho Area

• Managed R&D project for regulated PVY field trials in 3 U.S. states, across multidisciplinary
teams, passed USDA inspection and identified effective strategies
• Initiated and developed successful research infrastructure for a fungus control project,
which will save 70% farmers' fungicides, and increase >10% yield   ...see more



Research Scientist

Bayer
Nov 2013 – Jan 2017 · 3 yrs 3 mos
Raleigh-Durham, North Carolina Area

• Led 5 groups for nematode screening project, promoted 6 genes from phase 0 to phase 1
• Established 3 high-throughput soybean transgenic systems, which increased pest
screening efficiency for 6 times
• Received Leadership and Efficiency awards by improving processes for 2 other tr ...see more



Kansas State University

8 yrs 1 mo

Research assistant professor
Oct 2010 – Oct 2013 · 3 yrs 1 mo

• Developed stable transgenic soy lines with great SCN control, which could save soybean
industry millions of dollars per year
• Managed an international project for wheat improvement, made delivery within budgets and
timeline   ...see more

Postdoctoral Research Associate
Oct 2005 – Oct 2010 · 5 yrs 1 mo

• Developed HIGS strategy for plant parasitic nematode control
• Reduced 75% of gene cloning time by establishing a high-throughput gateway system
• Mentored 5 students for virus and nematode control projects
• Generated some inheritable stable transgenic soybean lines with up to 83% SCN control.

Graduate Research Assistant

Shandong Agricultural University
Sep 2000 – Jul 2005 · 4 yrs 11 mos

• Managed 2 starch quality projects by leading scientists from 3 institutes
• Identified 216 different quality and development genes by differential hybridization
• Developed RNAi transgenic commercial wheat lines with high amylose content, providing
wheat flour to fight obesity and diabetes   ...see more

Education



Quantic School of Business and Technology

Executive MBA, Business Administration and Management, General
2019 – 2020
Activities and Societies: Integrating collaborative group projects with rigorous MBA
curriculum, enhanced with specializations in management, leadership, entrepreneurship and
advanced strategy.

Shandong Agricultural University

Ph. D, Plant Molecular Biology

Shandong Agricultural University

B.S., Plant Biotechnology

Licenses & certifications

Scrum Fundamentals Certified (SFC)
VMEdu Inc.
Issued Feb 2020 · No Expiration Date
Credential ID 758056

Artificial Intelligence for Project Managers
LinkedIn
Issued Jan 2020 · No Expiration Date

Project Management Professional (PMP)®
Project Management Institute
Issued Feb 2019 · No Expiration Date
Credential ID 2315412

See credential

Volunteer experience

President
Toastmasters International
Jul 2020 – Present • 11 mos

President for Talking Together Toastmasters. For more information or to attend our club
meeting visit http://652265.toastmasters.org

Editor
Nature Scientific Reports
2011 – Present • 10 yrs
Science and Technology

Biotechnology Committee Member
American Phytopathological Society
2008 – Present • 13 yrs
Science and Technology

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